                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. ____)(1)

                    Integrated Systems Consulting Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.005 par value
                         (Title of Class of Securities)

                                   45813K 10 7
                                 (CUSIP Number)

                             Jordan B. Savitch, Esq.
        800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087
                                 (610) 293-0600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 9, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45813K 10 7                                13D

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Technology Leaders II L.P.         23-2787137

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)      [ X ]
                                                                  (b)      [   ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                 [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.       SOLE VOTING POWER

                  0

         8.       SHARED VOTING POWER

                  0

         9.       SOLE DISPOSITIVE POWER

                  0

         10.      SHARED DISPOSITIVE POWER

                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [     ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%

14.      TYPE OF REPORTING PERSON*
         PN

CUSIP No. 45813K 10 7                                13D

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Technology Leaders II Offshore C.V.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)      [ X ]
                                                                  (b)      [   ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         Not applicable.

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                 [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Netherlands Antilles

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.       SOLE VOTING POWER

                  0

         8.       SHARED VOTING POWER

                  0

         9.       SOLE DISPOSITIVE POWER

                  0

         10.      SHARED DISPOSITIVE POWER

                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        [     ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%

14.      TYPE OF REPORTING PERSON*
         PN

CUSIP No. 45813K 10 7                                13D

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Technology Leaders II Management L.P.       #23-2787138

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)      [ X ]
                                                                  (b)      [   ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         Not applicable.

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                 [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.       SOLE VOTING POWER

                  1,209,955 shares of common stock

         8.       SHARED VOTING POWER

                  0

         9.       SOLE DISPOSITIVE POWER

                  1,209,955 shares of common stock

         10.      SHARED DISPOSITIVE POWER

                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,209,955 shares of common stock (includes 169,931 currently exercisable warrants to purchase common stock).

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [     ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.7%

14.      TYPE OF REPORTING PERSON*
         PN

Background

         Technology Leaders II L.P., Technology Leaders II Offshore C.V. and Technology Leaders II Management L.P. have previously jointly filed a Schedule 13G dated February 7, 1997 with respect to beneficial ownership of the shares of common stock, $.005 par value per share, of Integrated Systems Consulting Group, Inc. (the "Issuer"). This Schedule 13D is being filed pursuant to Rule 13d-1(e)(1)(i)for the reasons set forth below in Item 4.


ITEM 1.  Security and Issuer

         The title of the class of equity securities to which this Schedule 13D relates is common stock, $.005 par value per share (hereinafter referred to as the "Shares"). The Issuer's principal executive offices are located at 575 East Swedesford Road, Wayne, PA 19087.

ITEM 2.  Identity and Background

         Technology Leaders II Management L.P. ("TLM") is a limited partnership organized for the sole purpose of acting as a general partner of Technology Leaders II L.P. ("TL") and of Technology Leaders II Offshore C.V. ("TL Offshore"). TL and TL Offshore are parallel venture capital funds organized as limited partnerships under the laws of Delaware and the Netherlands Antilles, respectively. TL and TL Offshore are required by their governing documents to make all investments and dispositions jointly on a pro rata basis based on the respective amount of capital commitments each has received from its limited partners. TLM has sole authority and responsibility for all investment, voting and disposition decisions for TL and TL Offshore. The general partners of TLM are (i) Technology Leaders Management, Inc., a wholly-owned subsidiary of Safeguard Scientifics, Inc., (ii) Robert E. Keith Jr., Gary J. Anderson, Ira M. Lubert and Mark J. DeNino, and (iii) four other corporations owned by natural persons (the "TLA Corporations"). TLM is managed by an executive committee, by whose decisions the general partners have agreed to be bound, which consists of nine voting members including (i) Warren V. Musser, who is a designee of Technology Leaders Management, Inc., (ii) Mr. Keith, Dr. Anderson, Mr. DeNino and Christopher Moller, Ph.D., individually, and (iii) one designee of each of the TLA Corporations. Set forth in Schedule I annexed hereto is the name, identity and background of each Reporting Person and each general partner of TLM.

         During the last five years, no Reporting Person nor, to the best of each Reporting Person's knowledge, no general partner of TLM identified in the schedule attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each individual designated on the attached schedule is a United States citizen, except where otherwise indicated.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The Shares held by TL and TL Offshore were purchased at a per share price of approximately $2.89 in June and August 1995 from the Issuer and David Lipson, the Issuer's Chairman, Chief Executive Officer and President. In connection with that transaction, the Issuer also issued to TL and TL Offshore warrants to purchase an aggregate of 169,931 shares at an exercise price of $3.68 per share, which warrants became exercisable on April 17, 1996 and expire on April 17, 1999. TL and TL Offshore paid for such Shares with their own funds. All share and per share information included in this Schedule 13D have been adjusted to give effect to a three-for-two stock split authorized by the Issuer's Board of Directors on November 16, 1995.

ITEM 4.  Purpose of Transaction

         The Shares beneficially owned by Reporting Persons have been held for investment purposes.

         On September 9, 1998, the Issuer entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") pursuant to which Foxtrot Acquisition Sub, Inc. (the "Merger Sub"), a wholly owned subsidiary of First Consulting Group, Inc. ("FCG"), will merge with and into Issuer (the "Merger"), upon consummation of which Merger Sub will cease to exist and Issuer will become a wholly owned subsidiary of FCG. The officers and directors of Issuer immediately after the effective time of the Merger will be the officers and directors of Merger Sub immediately prior to the effective time of the Merger and shall serve as the officers and directors of Issuer until their respective successors are elected and qualified or duly appointed, as the case may be. Upon consummation of the Merger, the Articles of Incorporation and Bylaws of Issuer will be amended and restated to conform to the Articles of Incorporation and Bylaws of Merger Sub immediately prior to the Merger.

         In connection with the Merger, each Share of Issuer held by TL and TL Offshore will be exchanged for 0.77 shares of FCG, and the warrants held by TL and TL Offshore will be assumed by FCG. If the Merger is consummated, Issuer's common stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the Nasdaq National Market.

         To facilitate the consummation of the Merger, TL and TL Offshore have entered into a Company Voting Agreement, dated as of September 9, 1998, with FCG (the "Company Voting Agreement"), and a Company Affiliate Agreement, dated as of September 9, 1998, with FCG and Issuer (the "Company Affiliate Agreement").

         Pursuant to the Company Voting Agreement, TL and TL Offshore have agreed (i) not to transfer any Shares beneficially owned by them unless and until the proposed transferee of such Shares shall have executed a counterpart of the Company Voting Agreement and an irrevocable proxy and agreed to hold such Shares subject to all of the terms and provisions of the Company Voting Agreement; (ii) not to deposit any of their Shares into a voting trust or grant any proxy, voting agreement or similar agreement with respect to such Shares; and (iii) to vote all shares beneficially owned by them in favor of the Merger, the execution and delivery of the Merger Agreement and the approval of the terms thereof, and all other actions contemplated by the Merger Agreement. Pursuant to the Company Voting Agreement, TL and TL Offshore have granted a proxy (the "Irrevocable Proxy") to FCG solely with respect to stockholders' votes concerning the matters described in the immediately preceding sentence. The provisions of the Company Voting Agreement and Irrevocable Proxy terminate upon the Termination Date (as defined in the Company Voting Agreement).

         Pursuant to the Company Affiliate Agreement, TL and TL Offshore have agreed that they will not sell, pledge, transfer or otherwise dispose of any shares of common stock of FCG delivered in connection with the Merger, except pursuant to an effective registration statement or in compliance with Rule 145 or such other exemption from the registration requirements of the Securities Act of 1933, as amended. The Company Affiliate Agreement also provides that until the earlier of (i) FCG's public announcement of financial results covering at least 30 days of combined operations of FCG and Issuer, or (ii) the Reorganization Agreement is terminated in accordance with its terms, TL and TL Offshore will not sell, exchange, transfer, pledge, distribute or otherwise dispose of or grant any options, establish any "short" or put-equivalent position with respect to or enter into any similar transaction (through derivatives or otherwise) intended or having the effect, directly or indirectly, of reducing its risk relative to: (i) Issuer's Shares (except pursuant to and upon consummation of the Merger); or (ii) any FCG Common Stock received by them in the Merger or upon exercise of warrants assumed by FCG in the Merger. Provided certain conditions are met, the Company Affiliate Agreement provides for certain exceptions to the foregoing restrictions on transfer relating to:
(i) certain de minimis transfers; (ii) transfers in payment of the exercise price of warrants to purchase Issuer's Shares or FCG Common Stock; or (iii) charitable donations.

         The foregoing descriptions relating to the Merger and related transactions are qualified in their entirety by reference to the terms of such agreements. The Merger Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference. The Company Voting Agreement is attached hereto as Exhibit 99.2 and incorporated herein by reference. The Company Affiliate Agreement is attached hereto as Exhibit 99.3 and incorporated herein by reference.

ITEM 5.  Interest in the Securities of the Issuer

         The table below sets forth the aggregate number of Shares and percentage of the Issuer's outstanding Shares beneficially owned by each Reporting Person and by each general partner of TLM named in the Schedule attached hereto. Except as otherwise noted, each person listed has sole voting and dispositive power over all Shares listed opposite his or its name. Any of the aforementioned persons whose names do not appear in the table below do not, to the best of Reporting Persons' knowledge, beneficially own any Shares of the Issuer.

         Unless otherwise indicated in a footnote in the following table, neither Reporting Person nor, to the best of each Reporting Person's knowledge, any person named in the Schedule attached hereto, has consummated any transaction in the Issuer's Shares during the past sixty days other than as set forth herein.


                                     Number of Shares            Percentage of
Name of Person                      Beneficially Owned        Outstanding Shares
---------------                     -------------------       -------------------
Technology Leaders II
  Management L.P.(1)                     1,209,955                     14.7%
Technology Leaders II
  L.P.(1)                                        0
Technology Leaders
  Offshore C.V.(1)                               0
Robert E. Keith Jr.                          5,000                        *
Mark J. DeNino                               2,032                        *
Gary J. Anderson                             3,748                        *


---------

* Less than 1%

(1) Includes 169,931 Shares issuable pursuant to currently exercisable warrants ("Warrant Shares"). Of the 1,040,024 Shares and 169,931 Warrant Shares, Technology Leaders II L.P. holds 579,605 Shares and 94,703 Warrant Shares and Technology Leaders II Offshore C.V. holds 460,419 Shares and 75,228 Warrant Shares.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         TL and TL Offshore have entered into the agreements described in Item
         4.

ITEM 7.  Material to be Filed as Exhibits

Exhibit 99.1 Agreement and Plan of Merger and Reorganization among First Consulting Group, Inc., a Delaware Corporation, Foxtrot Acquisition Sub, Inc., a Delaware corporation, and Integrated Systems Consulting Group, Inc., a Pennsylvania corporation, dated as of September 9, 1998

Exhibit 99.2 Form of Company Voting Agreement, dated as of September 9, 1998, a substantially similar version of which has been executed by and between First Consulting Group, Inc., a Delaware corporation, and Technology Leaders II L.P. and Technology Leaders II Offshore C.V., limited partnerships

Exhibit 99.3 Form of Company Affiliate Agreement, dated as of September 9, 1998, a substantially similar version of which has been executed by and among First Consulting Group, Inc., a Delaware corporation, Integrated Systems Consulting Group, Inc., a Pennsylvania corporation, and Safeguard Scientifics, Inc., a Pennsylvania corporation and Technology Leaders II L.P. and Technology Leaders II Offshore C.V., limited partnerships

                                   SIGNATURES

         After reasonable inquiry and to best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agrees, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf on each of the Reporting Persons herein.


Dated: September 18, 1998           Technology Leaders II Management L.P.




                                   By:  /s/ Mark J. DeNino
                                      -----------------------------------------
                                        Mark J. DeNino
                                        Vice President, Technology Leaders
                                        Management, Inc., a general partner

                                   SIGNATURES

         After reasonable inquiry and to best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agrees, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf on each of the Reporting Persons herein.


Dated: September 18, 1998           Technology Leaders II L.P.
                                    By Technology Leaders II Management L.P., general partner



                                    By:  /s/ Mark J. DeNino
                                       ----------------------------------------
                                         Mark J. DeNino
                                         Vice President, Technology Leaders
                                         Management, Inc., a general partner

                                   SIGNATURES

         After reasonable inquiry and to best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agrees, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf on each of the Reporting Persons herein.


Dated: September 18, 1998           Technology Leaders II Offshore C.V.
                                    By Technology Leaders II Management L.P., general partner



                                    By:  /s/ Mark J. DeNino
                                       ----------------------------------------
                                         Mark J. DeNino
                                         Vice President, Technology Leaders
                                         Management, Inc., a general partner

                                  EXHIBIT INDEX


Exhibit No.         Description
-----------         -----------
Exhibit 99.1        Agreement and Plan of Merger and Reorganization among First
                    Consulting Group, Inc., a Delaware Corporation, Foxtrot
                    Acquisition Sub, Inc., a Delaware corporation, and
                    Integrated Systems Consulting Group, Inc., a Pennsylvania
                    corporation, dated as of September 9, 1998

Exhibit 99.2        Form of Company Voting Agreement, dated as of September 9,
                    1998, a substantially similar version of which has been executed by and between First Consulting Group, Inc., a Delaware corporation, and Technology Leaders II L.P. and
                    Technology Leaders II Offshore C.V., limited partnerships


Exhibit 99.3        Form of Company Affiliate Agreement, dated as of September
                    9, 1998, a substantially similar version of which has been executed by and among First Consulting Group, Inc., a Delaware corporation, Integrated Systems Consulting Group,
                    Inc., a Pennsylvania corporation, and Technology Leaders II
                    L.P. and Technology Leaders II Offshore C.V., limited partnerships


                                   Schedule I

                             Identity and Background

Reporting Persons:

1.       Technology Leaders II Management L.P. (TLM)

         TLM is a Delaware limited partnership with a principal place of business at 1013 Centre Road, Suite 350, Wilmington, DE 19095. TLM acts as the general partner of TL and TL Offshore.

2.       Technology Leaders II L.P. (TL)

         TL is a Delaware limited partnership with a principal place of business at 1013 Centre Road, Suite 350, Wilmington, DE 19095.

3.       Technology Leaders II Offshore C.V. (TL Offshore)

         TL Offshore is a Netherlands Antilles partnership with a principal place of business c/o Technology Leaders Curacao N.V., Pietermaai 15,
         P. O. Box 224, Willemstad, Curacao, Netherlands Antilles

Partners, Officers, Directors and Controlling Persons:

4. Technology Leaders Management, Inc. (TLM, Inc.)

         TLM, Inc. is a general partner of TLM. TLM Inc. is a Delaware corporation which was organized for the sole purpose of acting as a general partner and a management company for venture capital partnerships. TLM Inc. has its principal place of business at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087.

5.       Technology Leaders Advisers I, Inc. (TLA I)

         TLA I is a general partner of TLM. TLA I is a Delaware corporation which was organized for the sole purpose of acting as a general partner of venture capital fund general partners. TLA I has a principal place of business at 1013 Centre Road, Suite 350, Wilmington, DE 19095. TLA I is controlled by Hubert Schoemaker. Dr. Schoemaker is Chairman of the Board of Centocor, Inc. with a business address at Centocor, Inc., 200 Great Valley Parkway, Malvern, PA 19355.

6.       Technology Leaders Advisers II, Inc. (TLA II)

         TLA II is a general partner of TLM. TLA II is a Delaware corporation which was organized for the sole purpose of acting as a general partner of venture capital fund general partners. TLA II has a principal place of business at 1013 Centre Road, Suite 350, Wilmington, DE 19095. TLA II is controlled by Gerald Bayer. Mr. Bayer is retired.

7.       Technology Leaders Advisers III, Inc. (TLA III)

         TLA III is a general partner of TLM. TLA III is a Delaware corporation which was organized for the sole purposes of acting as a general partner of venture capital fund general partners. TLA III has a principal place of business at 1013 Centre Road, Suite 350, Wilmington, DE 19095. TLA III is controlled by Charles Andes. Mr. Andes is an advisor to The McClure Group, with a principal place of business at 1325 Morris Drive, Suite 100, Chesterbrook, Wayne, PA 19087.

8.       Technology Leaders Advisers IV, Inc. (TLA IV)

         TLA IV is a general partner of TLM. TLA IV is a Delaware corporation which was organized for the sole purposes of acting as a general partner of venture capital fund general partners. TLA IV has a principal place of business at 1013 Centre Road, Suite 350, Wilmington, DE 19095. TLA IV is controlled by Thomas Gerrity. Dr. Gerrity is Dean of the Wharton School of the University of Pennsylvania, with a business address at The Wharton School, University of Pennsylvania, Office of the Dean, 100 Steinberg-Deitrich Hall, Philadelphia, PA 19104.

9.       Robert E. Keith Jr.

         Mr. Keith is President and Chief Executive Officer of TLM, Inc., with a business address at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087.

10. Gary J. Anderson, M.D.

         Dr. Anderson is a General Partner and Managing Director of Technology Leaders II Management L.P. and a Managing Director of TL Ventures LLC, with a business address at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087.

11.      Ira M. Lubert

         Mr. Lubert is a managing director of a real estate investment fund, with a business address at Lubert-Adler Management, Inc., The Belgravia, 1811 Chestnut Street, 8th Floor, Philadelphia, PA 19103

12. Mr. DeNino is a General Partner and Managing Director of Technology Leaders II Management L.P. and a Managing Director of TL Ventures LLC, with a business address at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087.